SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KFW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 and 3 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 6 hereof;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” with the text under the caption Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 27, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1025 (EUR 0.9070 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2019

The following information is primarily derived from KfW’s press release and related press conference of January 28, 2020 announcing selected preliminary results for the full year ended December 31, 2019. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2019 in April 2020.

As of December 31, 2019, KfW’s consolidated total assets amounted to EUR 506.0 billion compared to EUR 485.8 billion as of December 31, 2018, an increase of 4.2% or EUR 20.3 billion year on year. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 3.4%, or EUR 20.0 billion, from EUR 590.7 billion as of December 31, 2018 to EUR 610.7 billion as of December 31, 2019.

KfW expects its group operating result before valuation and promotional activity for the full year ended December 31, 2019 to be in line with its positive financial performance for the first three quarters of 2019. The group operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses related to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2019 as compared to the corresponding period in 2018.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2019 (1)	2018	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	35,979	36,294	-1
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	7,217	9,544	-24
KfW Capital	156	141	11
Export and Project Finance (KfW IPEX-Bank)	22,080	17,730	25
Promotion of Developing Countries and Emerging Economies	10,648	10,558	1
of which KfW Entwicklungsbank	8,801	8,692	1
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,847	1,866	-1
Financial Markets	1,402	1,472	-5

Total Promotional Business Volume (2) (3)	77,307	75,495	2

(1)	Preliminary and unaudited.
(2)

Total promotional business volume for the full year ended December 31, 2019 has been adjusted for commitments of EUR 175 million, compared to EUR 245 million for the corresponding period in 2018, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank (Mittelstandsbank).

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019, commitments represent the actual amounts of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

In 2019, KfW’s total promotional business volume increased to EUR 77.3 billion from EUR 75.5 billion in 2018. Commitments in KfW’s Export and Project Finance business sector increased quite significantly. This development was partially offset by a significant decrease in commitments in KfW’s domestic promotional business sector Customized Finance and Public Clients.

Commitments in the SME Bank and Private Clients business sector decreased slightly to EUR 36.0 billion in 2019 from EUR 36.3 billion in 2018. This decrease was mainly attributable to decreased commitments under KfW’s digitization and innovation program, KfW’s energy-efficient construction and refurbishment program, and KfW’s start-up loan program. Commitments under the SME loan program KfW Unternehmerkredit, KfW’s Renewable Energies Program, KfW’s home ownership program and the Baukindergeld grant increased in the same period.

Commitments in the business sector Customized Finance and Public Clients decreased to EUR 7.2 billion in 2019 from EUR 9.5 billion in 2018. This decrease was primarily driven by decreases in the demand for global funding facilities to Landesförderinstitute and the commitments under the program for the refinancing of export loans.

Commitments in the business sector KfW Capital increased to EUR 156 million in 2019 from EUR 141 million in 2018. The majority of funds was invested by KfW Capital via the program “ERP Venture Capital Fund Investments.”

Commitments in KfW’s Export and Project Finance business sector increased significantly to EUR 22.1 billion in 2019 from EUR 17.7 billion in 2018. This increase was driven by strong increases in commitments in the maritime industry sector and the industries and services sector. At the same time, commitments made under the Commercial Interest Reference Rate (CIRR) scheme for ship financing increased significantly.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector remained stable at EUR 10.6 billion in 2019, with KfW Entwicklungsbank commitments amounting to EUR 8.8 billion and private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH amounting to EUR 1.8 billion.

Commitments in KfW’s Financial Markets business sector decreased to EUR 1.4 billion in 2019 from EUR 1.5 billion in 2018.

Sources of Funds

The volume of funding raised in the capital markets in 2019 totaled EUR 80.6 billion, of which 52.0% was raised in euro, 25.7% in U.S. dollars and the remainder in ten other currencies.

KfW announced that it expects its volume of long-term funding to be raised in the capital markets in 2020 to be EUR 75 billion.

Other Recent Developments

Executive Board

The Board of Supervisory Directors extended Prof Dr Joachim Nagel’s tenure as a member of the Executive Board of KfW until October 31, 2025.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.1	0.5

(1)	Adjustment for seasonal and calendar effects according to the X-13 method.

In the third quarter of 2019, Germany’s gross domestic product (“GDP”) increased by 0.1% compared to the second quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the second quarter of 2019, positive contributions to growth in the third quarter 2019 came from consumption, with increases in both household final consumption expenditure (+0.4%) and government final consumption expenditure (+0.8%). Additionally, fixed capital formation in construction increased markedly by 1.2% and fixed capital formation in other products, which includes expenditure on research and development, increased by 1.0% in the third quarter of 2019 compared to the second quarter of 2019. In the same period, fixed capital formation in machinery and equipment decreased by 2.6%, which was mainly due to special effects regarding general government fixed capital formation in machinery and equipment. Exports increased by 1.0% in the third quarter of 2019 compared to the second quarter of 2019, which had seen a sharp drop in goods exports. Imports remained almost even (+0.1%) with the second quarter level.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.5% in the third quarter of 2019 compared to the third quarter of 2018, following increases of 0.3% in the second quarter of 2019 and 1.0% in the first quarter of 2019, in each case compared to the corresponding periods in 2018.

Source: Statistisches Bundesamt, Gross domestic product: detailed results for the 3rd quarter of 2019, press release of November 22, 2019 (https://www.destatis.de/EN/Press/2019/11/PE19_448_811.html).

According to preliminary calculations of the Federal Statistical Office, the price-adjusted GDP was 0.6% higher in 2019 than in 2018. Thus, the German economy has grown for the tenth consecutive year. While this represents the longest period of growth in united Germany, growth lost momentum in 2019. Price-adjusted GDP grew much more strongly in the previous two years (+2.5% in 2017 and +1.5% in 2018). From a longer term perspective, German economic growth in 2019 was lower than the average annual growth rate of the last ten years (+1.3%).

Positive contributions to growth in 2019 were primarily provided by consumption expenditure. Household final consumption expenditure increased on a price-adjusted basis by 1.6% in 2019 compared to 2018, while government final consumption expenditure increased by 2.5% in the same period. Price-adjusted gross fixed capital formation also increased substantially in 2019, up 2.5% compared to 2018, with particularly strong increases recorded for civil engineering and housing construction (+3.8%). Gross fixed capital formation in other fixed assets (including expenditure on research and development) was also much higher (+2.7%) in 2019 than in 2018. Total price-adjusted gross capital formation, which covers gross fixed capital formation and changes in inventories, decreased by 1.7% in 2019 compared to 2018.

German exports continued to increase in 2019 on an annual average. In price-adjusted terms, exports of goods and services increased by 0.9% on 2018 and imports of goods and services increased by 1.9% on 2018.

Source: Statistisches Bundesamt, Germany economy grew 0.6% in 2019, press release of January 15, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_018_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5

On an annual average basis, consumer prices in Germany rose by 1.4% in 2019 compared to 2018, down from an increase of 1.8% in 2018 compared to 2017. Energy prices in 2019 increased by 1.4% year-on-year. The small rise in energy prices recorded for 2019 was mainly due to lower mineral oil product prices (-1.8%; of which heating oil: -2.5%; motor fuels: -1.6%). Nevertheless, the prices of some energy products went up considerably (for instance natural gas: +3.9%; electricity: +3.4%). Excluding energy prices, the inflation rate in 2019 would have been 1.4% as well. Compared to 2018, food prices increased only slightly (+1.4%) in 2019. The prices of goods overall increased by 1.3% in 2019 on 2018. On an annual average basis, the prices of services overall increased by 1.5% in 2019 compared to 2018.

In December 2019, consumer prices in Germany increased by 1.5% compared to December 2018. The higher inflation rate as compared with the previous months (November and October 2019: +1.1% each) was mainly attributable to the development of energy prices, which in December 2019 were only 0.1% lower year-on-year (November 2019: -3.7% compared to November 2018). From December 2018 to December 2019, a price decline was recorded especially for heating oil (-6.2%) and motor fuels (-4.5%). By contrast, the prices of some energy products increased markedly, for example those of natural gas (+5.2%) and electricity (+4.1%). Excluding energy prices, the rate of inflation would have been 1.8% in December 2019. Food prices rose by 2.1% between December 2018 and December 2019, with markedly higher prices being recorded for meat and meat products (+5.5%). The year-on-year increase of 1.2% in the prices of goods overall in December 2019 was below average, mainly as a result of the development of energy product prices. The prices of services overall were up 1.8% in December 2019 compared to December 2018.

Compared to November 2019, the consumer price index increased by 0.5% in December 2019. This increase was largely attributable to the seasonally higher prices of package holidays (+21.1%).

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % und Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in 2019: +1.4% on a year earlier, press release of January 16, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_019_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
November 2018	3.2	3.3
December 2018	3.1	3.2
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.1
November 2019	3.1	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to November 2018, the number of employed persons in November 2019 increased by approximately 298,000 or 0.7%. Compared to October 2019, the number of employed persons in November 2019 increased by approximately 13,000 after adjustment for seasonal fluctuations.

In November 2019, the number of unemployed persons decreased by approximately 43,000 or 2.9% compared to November 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in November 2019 stood at 1.36 million, remaining constant compared to October 2019. The adjusted unemployment rate was 3.1% in November 2019, unchanged since May 2019.

Sources: Statistisches Bundesamt, November 2019: number of persons in employment up 0.7% year on year, press release of January 3, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_002_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2019	January to November 2018
Trade in goods, including supplementary trade items	222.4	209.6
Services	-24.2	-22.0
Primary income	82.8	77.3
Secondary income	-43.3	-41.2

Current account	237.7	223.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in November 2019: -2.9% on November 2018, press release of January 9, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_009_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, general government) recorded a surplus of EUR 49.8 billion in 2019. When measured as a percentage of GDP at current prices, the surplus ratio of general government was 1.5% for 2019.

Source: Statistisches Bundesamt, German economy grew 0.6% in 2019, press release of January 15, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_018_811.html).

Other Recent Developments

The United Kingdom (“UK”) is set to leave the European Union (“EU”) on January 31, 2020 in accordance with the revised withdrawal agreement agreed between the EU and the UK in October 2019. The transition period for negotiating the future relationship between the UK and EU will begin on February 1, 2020 and will end on December 31, 2020. The UK and the EU can jointly agree, on a one-off basis before July 2020, that the transition period be extended by one or two years. However, the UK government has stipulated in the ratification act to the withdrawal agreement that it will waive this option. If no agreement on the future relationship is reached, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the World Trade Organization.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/); Agreement on the Withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, April 11, 2019 (https://data.consilium.europa.eu/doc/document/XT-21028-2019-INIT/en/pdf); House of Commons, Library, Withdrawal Agreement Bill: Implementing the transition period, October 22, 2019 (https://commonslibrary.parliament.uk/brexit/the-eu/withdrawal-agreement-bill-implementing-the-transition-period/); UK Parliament, Publications, European Union (Withdrawal Agreement) Bill 2019-20 (https://services.parliament.uk/Bills/2019-20/europeanunionwithdrawalagreement.html; https://publications.parliament.uk/pa/bills/lbill/58-01/016/5801016.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ PETRA WEHLERT

	Name:	Petra Wehlert
	Title:	First Vice President

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: January 28, 2020